[Graphic omitted] Ahold
                                                       Royal Ahold
                                                       Public Relations




                                                Date:  May 2,2003
                                For more information:  +31 75 659 57 20


Ahold to divest its Malaysian operation to Dairy Farm

o    U.S. Foodservice securitization programs extended
o    Deloitte & Touche resumes audit at Albert Heijn and Stop & Shop

Zaandam, The Netherlands, May 2, 2003 - Ahold today announced it has reached agreement for the sale of its Malaysian activities, operating under the name of TOPS Retail (Malaysia) Sdn Bhd (TOPS) to Dairy Farm Giant Retail Sdn Bhd (Giant), a subsidiary of Dairy Farm International Holdings Limited. The transaction -- an asset purchase agreement -- is expected to be finalized in the third quarter of 2003. The transaction sum was not disclosed. The divestment of Ahold's activities in Malaysia is part of its strategic plan to restructure its portfolio to focus on high-performing businesses and to concentrate on its mature and most stable markets.

Dairy Farm is based in Hong Kong. The company is listed on the London Stock Exchange and owns a range of food retailers in several Asian markets. Dairy Farm has annualized sales of approximately USD 4 billion from activities in Hong Kong, China, Taiwan, Korea, India, Singapore, Indonesia and Malaysia.

The transaction involves 34 stores and one grocery distribution center. The actual transfer of the stores and distribution center will take place following regulatory approvals in Malaysia and the satisfaction of other customary conditions. Store and distribution center associates will be transferred to Giant. Ahold's Malaysian headquarters staff and assets are not included in the transaction, although Ahold is committed to meeting its obligations to these associates.

Ahold entered the Malaysian market in 1996 through a 60-40 joint venture with Perlis Plantations, a subsidiary of the Kuok Group, and opened its first two stores in October of that year. Ahold's Malaysian operation became a wholly-owned subsidiary in December 2000. Unaudited net sales in 2002 amounted to approximately Euro 85 million. Ahold employs approximately 1,750 people in Malaysia.


                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
http://www.ahold.com                              Fax:    +31 (0)75 659 8302

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U.S. Foodservice securitization programs extended
On March 5, 2003, Ahold announced an extension of the U.S. Foodservice securitization programs that were due to expire on February 27 and 28, 2003, until the last week of April 2003. The securitization programs currently have USD 750 million outstanding, of which USD 300 million matures in 2005.

Ahold confirms it has extended the remaining USD 450 million of the securitization programs for an additional 60 days. Of the USD 450 million capacity, USD 200 million will amortize over this period of 60 days. It is intended that the USD 200 million that is amortizing will be financed by the USD 450 million back-up commitment. This back-up commitment was established to support the securitization programs and announced as part of the Euro 3.1 billion facility in February 2003.

The remaining USD 250 million capacity under the USD 450 million back-up commitment will remain available to Ahold as necessary for further support of the U.S. Foodservice securitization programs.

Deloitte & Touche resumes audit at Albert Heijn and Stop & Shop
The delivery of audited 2002 financial statements for Albert Heijn and Stop & Shop by May 31, 2003 is a condition precedent governing the availability of the second, unsecured tranche of USD 915 million of the Euro 3.1 billion credit facility previously announced by Ahold. At this time, only the audits at Albert Heijn and Stop & Shop have resumed.



Ahold Corporate Communications: +31.75.659.5720





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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Ahold intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements include, but are not limited to, statements as to Ahold's intention to divest its Malaysian operation, the expected timing of completion of this transaction and Ahold's commitment to meeting obligations to its Malaysian associates, as well as statements as to the funding from and ongoing availability of the back-up commitment. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to differ materially from the information set forth in these forward-looking statements include the inability to obtain, or delays in obtaining, approval by the Malaysian regulatory authorities, the inability to satisfy, or delays in satisfying, other closing conditions and other factors and events discussed in Ahold's public filings, as well as the satisfaction of and compliance with the conditions of the back-up facility and other factors and events discussed in Ahold's public filings. Many of these factors and events are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances afier the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.
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